UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 12b-25

Notification of Late Filing

Check one:

[     ]  Form 10-K

[     ]  Form 20-F

[     ]  Form 11-K

[ X ]  Form 10-Q

[     ]  Form 10-D

[     ] Form N-SAR

[     ]  Form N-CSR

For Period Ended:  July 31, 2007

[    ]

Transition Report on Form 10-K

[    ]

Transition Report on Form 20-F

[    ]

Transition Report on Form 11-K

[    ]

Transition Report on Form 10-Q

[    ]

Transition Report on Form N-SAR

For Transition Period Ended: __________________

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED IN THIS STATEMENT.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

SOLTERA MINING CORP.
Full name of Registrant

Atlin Mineral Exploration Corp.
Former Name if Applicable

1005 – 289 Drake Street
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, V6B 5Z5, Canada
City, State, Zip Code

Form 12b-25	Soltera Mining Corp	2 of 2

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate):

[     ]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day following the prescribed due date; and;

[     ]

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requests an extension until September 19, 2007, for the filing of its Quarterly Report on Form 10-QSB for the three month period ended July 31, 2007.  The Registrant needs additional time to complete the preparation of the Form 10-QSB, in particular, the Registrant’s financial statements and the disclosure on the Registrant’s management’s discussion and analysis.  The Registrant plans to file the Form 10-QSB as soon as reasonably practicable.

Part IV – Other Information

(1)

Name and telephone number of person to contact in regard to this notification:

Name:  Nadwynn Sing

Telephone Number:  604-732-1304

(2)

Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s)

[ X  ]  Yes          [     ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[      ]  Yes          [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SOLTERA MINING CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

SOLTERA MINING CORP
Dated: September 14, 2007	By:	/s/ Nadwynn Sing
Nadwynn Sing – CFO